UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

11 August, 2011
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3 (No.333-166313) and Form S-8 (No.s 333-165870, 333-90808, 333-173246, 333-10430, 333-13308 and 333-103656)
 of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.

Enclosure: ICC Decision in relation to Secil Portuguese JV

N      E      W      S                R      E      L      E      A      S      E

11 August 2011

ICC TRIBUNAL DECISION
ON ARBITRATION PROCEEDINGS BETWEEN CRH AND SEMAPA IN RELATION TO SECIL PORTUGUESE JOINT VENTURE

Since 29 October 2009, when CRH last made an announcement on this matter, CRH and Semapa (SGPS, S.A.), CRH's joint venture partner in the Secil joint venture, have been engaged in Arbitration proceedings to resolve disagreements between them which have culminated in an Award by an Arbitral Tribunal in Paris, functioning under the Rules of Arbitration of the International Chamber of Commerce (ICC) in accordance with the provisions of the Shareholders Agreement.

The Arbitral Tribunal has concluded in its Award that, while both parties have breached provisions of the Shareholders Agreement, Semapa's exercise of a call option for the purchase of CRH's 49% shareholding in Secil is valid. The parties are now obliged to complete the sale and purchase of CRH's shareholding in Secil at an equity price of €574 million within 180 business days. The Arbitral Tribunal dismissed claims by Semapa for compensation.

CRH acquired a 49% shareholding with joint management control in Secil in June 2004 for an equity consideration of €329 million plus share of net debt at acquisition of approximately €100 million.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee               Chief Executive
Albert Manifold     Chief Operating Officer
Maeve Carton        Finance Director
Éimear O'Flynn      Head of Investor Relations

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000   FAX +353 1 404 1007
E-MAIL: mail@crh.com    WEBSITE: www.crh.com    Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

Notes for Editors

Secil is a Portuguese manufacturer of cement and ready mixed concrete.  Secil also has cement and ready mixed concrete operations in Tunisia and Lebanon and cement operations in Angola.

In 2010, Secil (100% basis) achieved EBITDA of €129 million on sales of €536 million.
Net debt at 31st December 2010 amounted to €78 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 11 August, 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director